

December 19, 2013

Via Email
Mr. Manuel Ferreyros Peña
Chief Financial Officer
Cementos Pacasmayo S.A.A.
Calle La Colonia 150
Urb. El Vivero-Lima, Peru

      Re: Cementos Pacasmayo S.A.A.
              Form 20-F for Fiscal Year Ended December 31, 2012
              Filed April 30, 2013
              File No. 1-35401

Dear Mr. Peña:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Key Information, page 3

Selected Financial Data, page 3

1.   Financial statements and other data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. In this regard, we note that most of your tabular historical financial data, including the financial information presented in Selected Financial Data and Management's Discussion and Analysis begins with the earliest period presented while your financial statements begin with the most recent period. Please revise future filings in accordance with SAB Topic 11:E.

<u>Operating and Financial Review and Prospects, page 51</u>

<u>Results of Operations, page 58</u>

<u>Comparison of Year ended December 31, 2011 to year ended December 31, 2012, page 58</u>

2.   Please show us how you will revise future disclosures to address the following comments regarding the discussion of your results of operations:

- Expand your discussion of sales of cement, concrete and blocks to quantify the dollar impact of the increased volume sold and to quantify the impact related to price changes;

- Expand your discussion of the change in cost of sales of cement, concrete, and blocks to address changes in cost of sales as a percentage of revenues and quantify the increase in the cost of clinker from the prior year; and

- Expand your discussion of the change in gross profit margin to discuss the reasons for the increases or decreases from the prior year for each segment.

<u>Critical Accounting Policies, page 54</u>

<u>Exploration, Evaluation and Mine Development Projects, page 55</u>

3.   With reference to your accounting policy regarding the capitalization of exploration and evaluation assets and mine development costs as set forth on page F-21 of your financial statements, please show us how you will expand your disclosures in future filings to provide additional information regarding the estimates and assumptions necessary to determine whether an economically viable extraction operation can be established such that it more likely than not to be that these costs will be realized. In this regard, given your disclosures on page 15 regarding the risks associated with your phosphate and brine projects, please address how you assess these development costs for impairment.

<u>Determination of our Reserves and Resources, page 55</u>

4.   In light of the fact that changes in the reserve and resource estimates may affect the carrying value of exploration and evaluation assets, property, plant and equipment, provision for rehabilitation and depreciation and amortization charges, please show us how you will expand your disclosure in future filings to identify the most significant assumptions and provide a sensitivity analysis to indicate how changes in those assumptions can impact your results of operations.

Rehabilitation Provision, page 56

5.   Your critical accounting policy disclosure regarding your rehabilitation provision appears to be a reiteration of your significant accounting policy included in your financial statement. Please consider expanding your disclosure in future filings to identify the most significant assumptions and provide a sensitivity analysis to indicate how changes in those assumptions can impact your results of operations.

Disclosures Controls and Procedures, page 102

C. Attestation Report of the Registered Public Accounting Firm, page 102

6.   Please revise the title of the attestation report to include the word independent. We further note that your registered public accounting firm's attestation report on your internal controls over financial reporting is not signed and is missing disclosure regarding the city, state and date of issuance. Please ask your independent public accounting firm to revise its report accordingly and provide such report in an amendment to your Form 20-F. Refer to paragraph 85 of PCAOB Auditing Standard No. 5.

Financial Statements, page 105

Consolidated statement of cash flows, page F-5

7.   You indicate that your cash and cash equivalents as of December 31 are net of outstanding bank overdrafts. However, based on your disclosures on pages F-31 and F-41, it does not appear that your cash and cash equivalents of S/.69,835,000 is net of the S/.13,255,000 bank overdraft as of December 31, 2012. Please advise.

Note 2- Summary of significant accounting policies, page F-9

2.3.7- Property, plant, and equipment, page F-19

8.   We note your disclosure stating that the depreciation of assets used in the mining production process is charged to cost of production on a units of production basis using proved reserves, except in the case of assets whose useful life is shorter than the life of mine, in which case the straight-line method is applied. We note however that your disclosure on page F-17 of your Form F-1/A, filed on February 3, 2012, indicates that these assets are charged to cost of production on a units of production basis using proved and probable reserves. Please quantify the impact of this apparent change in your policy and the basis for the change under IFRS.

Note 20- Cost of sales, page F-48

9.   Please show us how you will expand your cost of sales disclosures herein and/or in Management's Discussion and Analysis to explain the line item, "Change in products in process, finished goods and raw materials" and how such amount for each period presented relates to changes in your inventory balances.

Note 27- Commitments and contingencies, page F-53

Mining Royalty, page F-54

10.   Notwithstanding your belief that the Royalty Mining Law as amended in 2011 is unconstitutional, please tell us the authoritative literature you relied on in only recognizing and paying the mining royalty according to the provisions of the Mining Royalty Law as interpreted by management and your legal and tributaries counsels. Please also provide us with a full explanation of how you determined that you have strong legal arguments that support your position and a high probability of obtaining a favorable outcome in this process. Ensure your response addresses the status of the constitutional claim you filed in September 2012 as well as the anti-trust claim filed with the National Institute for the Protection of Competition and Intellectual Property (INDEPCOPT).

Note 29- Fair value of financial instruments, page 29

11.   You indicate in Note 2.3.2 (vi) that your put and call option over non-controlling interests are a financial liability and financial asset. Please expand your disclosures in future filings to explain how you determined the fair value of this put and call option.

Exhibits

Exhibits 12.1 and 12.2

12.   We note your Officers' certifications do not comply with the current format in Instruction 12 to Item 19 of Form 20-F, as it is missing the language specified for paragraphs 4 and 4(b). Please provide the correctly worded certifications in an amendment to your filing.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Jeanne Baker at (202) 551- 3691, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief